FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Form 20-F      X            Form 40-F

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Paris, October 24, 2005

Press release

SUEZ increases to 8.6% its equity investment in ACEA SpA and strengthens its strategic partnership with the ACEA group in Italy

SUEZ has acquired from Schroders 7.7 million ACEA SpA shares, that is to say an additional 3.62% interest in this company, whose majority shareholder is the City of Rome. This investment was made by Ondeo Services Italia a subsidiary of SUEZ Environment. Taking into account the 4.9% interest held by Electrabel in this company, SUEZ raises its equity stake in ACEA SpA to 8.6%, one of Italy’s principal companies active mainly in the energy and water sectors. ACEA SpA is the leading water distribution group in Italy and is responsible for electricity distribution in the City of Rome (1.5 millions clients served).

This transaction strengthens the strategic partnership linking SUEZ and ACEA SpA for joint energy and water industrial development projects in Italy.

SUEZ and Schroders, which remains a shareholder of ACEA SpA, are confident in ACEA SpA’s long term growth and development prospects, as well as in the quality of its management.

Italy is a priority market for SUEZ, at the heart of its strategic development objectives, and where it is already active as an energy and environment leader:

–	In 2002, through its subsidiary Electrabel, SUEZ created a strategic partnership with ACEA SpA for joint development of production, sales, and energy trading activities.
Through this joint venture, the Group is one of the market’s three largest players in terms of electricity sales (where it serves 1.5 million customers), and among the market’s 5 leading energy producers (operating production capacity of over 2,000 MW, with more than another 1,200 MW licensed and under construction).
Finally, the Group is leader in energy services in Italy where it recently made major commercial breakthroughs.

–	In environment, SUEZ is active in the water and waste sector. Its main activities are water and wastewater management services, building and operating water treatment plants, industrial water and waste management services.
Acque Toscane (Tuscany), Nuove Acque (Arezzo), Acque SpA (Pise) are among the most significant water distribution references of SUEZ in the environment sector. As well as Milan where Degrémont built the three wastewater treatment plants of the city and is operating the two most important (Milan Sud and Nosedo).
The Group serves, with its partners, 1,150,000 residents with drinking water and wastewater services and has built over 550 water treatment plants in the country.

This transaction confirms SUEZ Environnement’s will to develop an active partnership in the water sector in Italy and especially in Tuscany.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:
France:		Financial analyst contacts:
Catherine Guillon:	(+331) 4006 6715	Arnaud Erbin:	(+331) 4006 6489
Caroline Lambrinidis:	(+331) 4006 6654	Bertrand Haas:	(+331) 4006 6609
Antoine Lenoir:	(+331) 4006 6650	Eléonore de Larboust:	(+331) 4006 1753
Belgium:
Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary